UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 28, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

LECG Corporation

File No. 0-50464 - CF#21786

LECG Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits to a Form 10-K filed on March 17, 2008.

Based on representations by LECG Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

     Exhibit 10.43   through November 26, 2017
     Exhibit 10.47   through November 26, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael McTiernan
Special Counsel